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Debevoise & Plimpton LLP

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April 11, 2013

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

HD Supply Holdings, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of HD Supply Holdings, Inc. (the “Company”), we are transmitting for filing in electronic format under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, a Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed offering of the Company’s common stock, par value $0.01 per share.

A wire transfer in the amount of $136,400.00 in payment of the filing fee for the Registration Statement has been transmitted to the lockbox account of the Commission at U.S. Bank, St. Louis, Missouri in accordance with Rule 111 under the Securities Act and Rule 202.3a under the Commission’s Informal and Other Procedures.

Please telephone the undersigned at (212) 909-6036, if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Respectfully yours,

/s/ Steven J. Slutzky
Steven J. Slutzky